Exhibit 99.1

Publication relating to transparency notifications

June 29, 2026

REGULATED INFORMATION

Publication relating to transparency notifications

Mont-Saint-Guibert (Belgium), June 29, 2026, 10:30 pm CET / 4:30 pm ET – In accordance with article 14 of the Law of May 2, 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received transparency notifications as detailed below.

Orin Hirchman

On June 24, 2026, Nyxoah received a transparency notification from Orin Hirchman following an acquisition of voting securities by entities controlled by Orin Hirchman. Based on the notification, on June 10, 2026, the entities controlled by Orin Hirchman held 14,534,880 voting rights, representing 14.55% of the total number of shares issued by Nyxoah on June 10, 2026 (99,926,284).

The notification dated June 22, 2026 contains the following information:

•	Reason for the notification: acquisition or disposal of voting securities or voting rights
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement:
•	Orin Hirchman (with address at 6006 Berkeley Avenue, Baltimore MD 21209, USA)
•	AIGH Capital Management LLC (with address at 6006 Berkeley Avenue, Baltimore MD 21209, USA)
•	Date on which the threshold was crossed: June 10, 2026
•	Threshold that is crossed: 10%
•	Denominator: 99,926,284
•	Notified details:

A) Voting rights	Previous		After the transaction
	notification
	# of voting rights	# of voting rights		% of voting rights
		Linked to	Not linked to the	Linked to	Not linked to
Holders of voting rights		securities	securities	securities	the securities
Orin Hirchman		0		0.00%
AIGH Capital Management LLC		0		0.00%
AIGH Investment Partners, LP		10,555,230		10.56%
WVP Emerging Manager Onshore Fund LLC - AIGH Series		3,979,650		3.98%
Subtotal		14,534,880		14.55%
TOTAL		14,534,880	0	14.55%	0.00%

•	Full chain of controlled undertakings through which the holding is effectively held: AIGH Investment Partners, LP and WVP Emerging Manager Onshore Fund LLC - AIGH Series are two affiliated funds. AIGH Capital Management LLC is the Investment Adviser that makes the investment and voting decisions for the two funds. Orin Hirchman is the Manager of AIGH Capital Management, LLC and therefore the ultimate Control Person for the shares held in the two funds.

Resmed Inc.

On June 29, 2026, Nyxoah received a transparency notification from Resmed Inc. following the passive downward crossing of the lowest threshold. The notification dated June 25, 2026 contains the following information:

•	Reasons for the notification:
•	Passive crossing of a threshold
•	Downward crossing of the lowest threshold
•	Notification by: a person that notifies alone
•	Persons subject to the notification requirement:
•	Resmed, Inc. (with address at 9001 Spectrum Center Boulevard, San Diego, CA 92123, USA)
•	Date on which the threshold was crossed: June 10, 2026
•	Threshold that is crossed: 3%
•	Denominator: 99,926,284
•	Notified details:

A) Voting rights	Previous		After the transaction
	notification
	# of voting rights	# of voting rights		% of voting rights
		Linked to	Not linked to the	Linked to	Not linked to
Holders of voting rights		securities	securities	securities	the securities
Resmed, Inc.	1,727,864	1,943,828	0	1.95%	0.00%
TOTAL		1,943,828		1.95%

•	Full chain of controlled undertakings through which the holding is effectively held: No indirect holding of voting securities. Resmed Inc. is not a controlled entity.

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Contact:

Nyxoah

John Landry, CFO

IR@nyxoah.com

Attachment

•	2026 06 29 PR Transparency notification (AIGH Resmed) (ENG)